UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Director

On October 28, 2024, the Board of Directors (the “Board”) of Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company” or “Procaps”), appointed Roberto Albisetti as a Director of the Board and as a member of the M&A Committee of the Board, to fill the vacancy on the Board and the M&A Committee of the Board created by Ruben Minski’s resignation from such positions, effective as of October 8, 2024, for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2023 (which corresponds to the duration of the mandate of Ruben Minski). The Board determined that Roberto Albisetti meets the definition of an “independent director” for purposes of serving on the Board under applicable Nasdaq rules.

Roberto Albisetti has over 25 years’ experience in the finance and consulting sectors, leading industrial cogeneration projects, serving as an advisor to various governments in a myriad of sectors including oil, energy, ports, petrochemicals, pharmaceuticals and private equity funds while maintaining his academic interest as a professor in various universities in Italy, Colombia and Mexico. He currently serves on the board of directors of: (i) Muebles Jamar, a Colombian commercial furniture and finance company, since 2018; (ii) Colegio del Cuerpo, a contemporary dance education organization in Colombia, since 2015; and (iii) Bagni Marina Genovese, a tourism company managed by the city of Genoa, Italy, since 2022. Previously, from 2012 to 2016, he was a board member and audit committee member for Tecnoquímicas S.A., a leading pharmaceutical company based in Cali, Colombia. Mr. Albisetti previously held the position of Senior Manager of IFC World Bank, since 1998 up until 2020, before that he served as vice president of the Italian export credit agency SACE and is currently working in AlbisettiConsulting, a consulting firm for business strategy, planning, investments, acquisitions and entrepreneurship he founded in 2019. Mr. Albisetti received a master’s degree in economics and business administration at Universita Di Genova, in Italy. Since 2000, he has published three books on the topic of business finance. The Board believes Mr. Albisetti is qualified to serve on the Board and on the M&A Committee of the Board given his experience across numerous sectors, including pharmaceuticals, in addition to his understanding of the LATAM markets and his prior board experience.

Other than as described in this Report on Form 6-K, there are no arrangements or understandings between Mr. Albisetti and any other person pursuant to which Mr. Albisetti was appointed as a Director of the Company. Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction, or any currently proposed transaction, in which Mr. Albisetti had or will have a direct or indirect material interest in which the amount involved exceeded or would exceed $120,000.

Forbearance Extension

As previously announced, the Company, Procaps S.A. and certain of their respective subsidiaries (collectively with the Company and Procaps S.A., the “Obligors”) had entered into forbearance agreements (collectively, the “Forbearance Agreements”) in respect of no less than $209 million of the Obligors’ financial indebtedness, each of which providing for a forbearance period expiring on October 25, 2024. As of the date hereof, the forbearance period under each of the Forbearance Agreements has been extended to November 8, 2024.

Press Release

On November 1, 2024, the Company issued a press release with a letter from the Company’s Chief Executive Officer, José Antonio Vieira (the “Press Release”). A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release of Procaps Group, S.A. dated October November 1, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ José Antonio Toledo Vieira
Name:	José Antonio Toledo Vieira
Title:	Chief Executive Officer

Dated: November 1, 2024

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